

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2011

Via E-mail
Mr. Harold R. Shipes
Chief Executive Officer and Chairman of the Board
International Silver Inc.
5210 E. Williams Circle, Suite 700
Tucson, Arizona 85711

> **Re: International Silver Inc.**
> **Amendment No. 2 to Form 10-K for the Year Ended December 31, 2010**
> **Filed May 9, 2011**
> **Amendment No. 1 to Form 10-Q for the Quarter Ended March 31, 2011**
> **Filed May 13, 2011**
> **Amendment No. 1 to Form 10-Q for the Quarter Ended June 30, 2011**
> **Filed August 29, 2011**
> **File No. 333-147712**

Dear Mr. Shipes:

We have reviewed your response dated September 12, 2011 and have the following additional In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2010

Consolidated Statements of Income, page 34

1.   We note your response to prior comment 2 whereby you have indicated you will revise the presentation of share-based payment expenses in future filings. As requested in our prior comment, please confirm to us that you will also make this revision in connection with any amendment to this filing. Refer to SAB Topic 14.F.

2.   In connection with the restatements discussed in response to prior comments 1 and 2, please ensure that the appropriate financial statement columns are clearly labeled as restated. Further, include the disclosures required by paragraphs 250-10-50-7 through 250-10-50-10 of the FASB Accounting Standards Codification.

Item 9A - Controls and Procedures, page 55

3.   We note your response to comment 4. In that comment, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. To the extent that you continue to conclude that your disclosure controls and procedures were effective in spite of the failure to provide the required management's report on internal control over financial reporting, please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and *reported* within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please amend the 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that disclosure controls and procedures were not effective as of the end of the fiscal year.

Exhibits 31.1 and 31.2

4.   We note your response to prior comment 6. We reissue that comment to provide certifications in the exact form set forth in Item 601(b)(31) of Regulation S-K. Specifically, we note that you have removed certain language in paragraph 4(d) of the certifications. Please revise the certifications in future filings, including any amendment to this filing, to conform to the requirements of Item 601(b)(31) of Regulation S-K.

Amendment No. 1 to Form 10-Q for the Quarter Ended June 30, 2011

General

5.   We note that you completed the acquisition of land and mineral rights from Pan American Zinc Company. Please explain to us how you have considered the requirements of Item 2.01 of Form 8-K in connection with this transaction.

Note E – Impairment of Long-lived Assets, page 15

6.   Please expand the disclosures of your asset impairment policies to address the following in future filings:

- Discuss how the deferred asset retirement cost is considered. Refer to paragraph 360-10-35-18 of the FASB Accounting Standards Codification.
- Disclose when long-lived asset recoverability is tested. Refer to paragraph 360-10-35-21 of the FASB Accounting Standards Codification.
- Discuss how you consider asset grouping in your impairment evaluation. Refer to paragraph 360-10-35-23 of the FASB Accounting Standards Codification.
- Disclose the assumptions used in developing future cash flow estimates. Refer to paragraph 360-10-35-30 of the FASB Accounting Standards Codification.

Note F – Deferred Asset Retirement Cost and Asset Retirement Obligation, page 15

7.   Please tell us how this obligation meets the requirements of paragraphs 410-20-25-4 and 410-20-25-16 of the FASB Accounting Standards Codification if a fair value cannot be estimated as you have disclosed.

8.   Please revise future filings to provide all of the disclosures required by paragraph 410-20-50-1 of the FASB Accounting Standards Codification. Please also revise future filings to disclose how you measure changes in the liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. Refer to Section 410-20-35 of the FASB Accounting Standards Codification.

        You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

                                    Sincerely,

                                    /s/ Kevin L. Vaughn

                                    Kevin L. Vaughn
                                    Accounting Branch Chief